NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 26, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17CFR240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on June 15, 2006. On June 15, 2006, each of the company's MEDS will automatically convert, subject to adjustments described in the prospectus supplement, into between 3.1928 and 3.8314 shares of the company's common stock depending on the then current market price of the company's common stock. At any time prior to the conversion date, holders may elect to convert each of the company's MEDS, subject to adjustments described in the prospectus supplement, into 3.1928 shares of the company's common stock; however, by doing so, such holders will forgo the dividend that has been declared payable to holders of record on June 1, 2006. That is, if a holder were to convert prior to the close of trading on June 1, the holder would not be entitled to the dividend declared payable to holders of record June 1 and, if a holder were to convert after June 1, the holder would be required to deliver the amount of the declared dividend with the delivery of the MEDS for conversion. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 15, 2006.